EXHIBIT C



March 28, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We were retained by Medcross, Inc. as independent certified public accountants to report on the consolidated financial statements at December 31, 1996 and for the year then ended. We have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Because the Registrant was unable to compile additional information, determined to be required information for the audit, with sufficient time for us to complete our audit procedures, we will not be able to complete our examination by March 31, 1997, which is the required filing date for the Registrants Annual Report on Form 10-KSB.

Yours very truly,


/s/ Coopers & Lybrand, L.L.P.

Coopers & Lybrand, L.L.P.
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